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                             January 11, 2023

       Zhu Youyi
       Chief Financial Officer
       China Natural Resources, Inc.
       Room 2205, 22/F, West Tower, Shun Tak Centre
       168-200 Connaught Road Central
       Sheung Wan, Hong Kong

                                                        Re: China Natural
Resources, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-3
                                                            Filed December 30,
2022
                                                            File No. 333-268454

       Dear Zhu Youyi:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 12, 2022 letter.

       Amendment No. 1 to Registration Statement on Form F-3 filed December 30, 2022

       Cover Page

   1. Your discussion of limitations on cash transfers appears to be limited to the PRC. Please revise to also discuss
limitations applicable to Hong Kong, given that certain of the entities in your
corporate structure are formed under Hong Kong law. Please make consistent revisions on
page 5.
       ENFORCEABILITY OF CIVIL LIABILITIES, page 43

   2. We note your response to prior comment 8, including revised disclosure stating that all of your directors are
located outside the United States in Hong Kong, and all of your assets
 Zhu Youyi
China Natural Resources, Inc.
January 11, 2023
Page 2
      and officers are located outside the United States in the PRC. Please revise to clarify where Mr. Wong Wah On Edward is located, given that he is both your Chairman of the
      Board of Directors and your President and Chief Executive Officer.
General

3. Consistent with your December 30, 2022 response to the comment relating to your Form
      20-F for the fiscal year ended December 30, 2021, please revise your disclosure to discuss any restrictions, limitations, rules, or regulations under Hong Kong law that are commensurate to those of the PRC.
       You may contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Karina Dorin,
Staff Attorney, at (202) 551-3763 with any questions.



                                                           Sincerely,
FirstName LastNameZhu Youyi
                                                           Division of
Corporation Finance
Comapany NameChina Natural Resources, Inc.
                                                           Office of Energy &
Transportation
January 11, 2023 Page 2
cc:       Leland S. Benton
FirstName LastName